
December 1, 2023

Lorenzo Dominique Berho Carranza
Chief Executive Officer
Vesta Real Estate Corporation, S.A.B. de C.V.
Paseo de los Tamarindos No. 90
Lomas
Cuajimalpa, C.P. 05210
Mexico City
United Mexican States

      Re: Vesta Real Estate Corporation, S.A.B. de C.V.
          Draft Registration Statement on Form F-1
          Submitted November 28, 2023
          CIK No. 0001969373

Dear Lorenzo Dominique Berho Carranza:

      This is to advise you that we do not intend to review your registration statement.

      We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Ronald (Ron) E. Alper at 202-551-3329 with any questions.

          Sincerely,

          Division of Corporation Finance
          Office of Real Estate & Construction

cc: Drew Glover